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                          May 6, 2020

       Thomas Meyer
       Chief Executive Officer
       Auris Medical Holding Ltd.
       Clarendon House
       2 Church Street
       Hamilton HM 11
       Bermuda

                                                        Re: Auris Medical
Holding Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 29,
2020
                                                            File No. 333-237907

       Dear Mr. Meyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell, Attorney-Adviser, at (202) 551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences